FORM 604

Corporations Act 2001
Section 671B

Notice of change of interests of Substantial Holder

To: Allied Gold Limited

ACN/ARSN: 104 855 067

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

There was a change in the interests of the substantial holder on	11/12/2008
The previous notice was given to the company on	1/09/2008
The previous notice was dated	27/08/2008

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	25,153,954	6.12%	21,038,192	5.12%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 1 at the end of this form	0	0.00% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 2 at the end of this form	21,038,192	0.00% see note 2 at the end of this form

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	25,153,954	6.12%	21,038,192	5.12%

For any enquiries regarding this notice, please contact Carol Ye on 02 9303 6132 or John Paull on 02 9303 6021.

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

H<older of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares'	Person's votes
Avanteos Investments Limited	Avanteos Investments Limited		Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	13,635 Fully paid ordinary shares	13,635
Colonial First State Investment Limited (2)	Brown Brothers Harriman		Power to exercise voting rights pursuant to position held as manager under investment mandate	21,024,557 Fully paid ordinary shares	21,024,557
Grand Total					21,038,192

5.

Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and CAN/ARSN (if applicable)	Nature of Association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Avanteos Investments Limited	105 Camberwell Road Hawthorn East Vic 3123
Colonial First State Investment Limited (2)	Level 29, 52 Martin Place, Sydney NSW 2000

7. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securities are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

Dated the 16 day of December 2008.

John Damien Hatton – Company Secretary

Annexure A

This is the annexure mark A referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 11/12/2008

John Damien Hatton — Company Secretary

SCHEDULE

ASB Bank Limited

ASB Capital Limited

ASB Capital No. 2 Limited

ASB Group (Life) Limited

ASB Holdings Limited

Avantcos Investments Ltd (ACN 096 259 979)

Avantcos Pty Limited (ACN 066 862 97)

Burdekin Investments Limited

CBA (Delaware) Finance Incorporated

CBA (Europe) Finance Limited

CBA Asia Limited

CBA Capital Trust 1

CBA Capital Trust II

CBA Funding (NZ) Limited

CBA Funding Trust 1

CBA Investments Limited (ACN 000 835 423)

CBA NZ Holding Limited

CBA USD Funding Limited

CBCL Australia Limited

CBFC Leasing Pty Limited(ACN 008 520 965)

CBFC Limited (ACN 008 519 462)

CFS Managed Property Limited(ACN 006 464 428)

CMG Asia Life Holdings Limited

Collateral Leasing Pty Limited(ACN 002 681 218)

Colonial AFS Services Pty Limited (ACN 083 514 667)

Colonial Fiji Life Limited

Colonial Finance Limited (ACN 067 105 435)

Colonial First State (UK) Holdings Limited

Colonial First State Asset Management (Australia) Limited (ACN 114 194 311)

Colonial First State Group Limited (ACN 004 405 556)

Colonial First State Investments (NZ) Limited

Colonial First State Investments Limited (ACN 002 348 352)

Colonial First State Property Limited (ACN 085 313 926)

Colonial First State Property Management Pty Ltd (ACN 101 504 045)

Colonial First State Property Retail Trust

Colonial Holding Company Limited (ACN 074 706 782)

CommBank Europe Limited

CommBankManConsult(Asia)Co Ltd

CommCapital S.a.r.l

CommInternational Limited

Commonwealth Financial Planning Limited(ACN 003 900 169)

Commonwealth Insurance Holdings Limited (ACN 088 327 959)

Commonwealth Insurance Limited (ACN 067 524 216)

Commonwealth Managed Investments Limited (ACN 084 098.180)

Commonwealth Securities Limited (ACN 067 254 399)	CommTrading Limited
Copacabana Beach Pty Ltd(ACN 123 047 978)	Crystal Avenue Pty Limited(ACN 123 019 956)
CTB Australia Limited	D Compartment ABI Lux Co
eCommlegal Pty Ltd	Financial Wisdom Limited(ACN 006 646 108)
First State (HK) LLC	First State Investment Holdings (Singapore) Ltd
First State Investment Managers (Asia) Limited (ACN 054 571 701)	First State Investments (Cayman) Limited
Fringe Pty Ltd (ACN 078 791 901)	FS Investments (Bermuda) Ltd
Greenwood Lending Pty Ltd(ACN 112 461 131)	Group Treasury Services NZ Limited(ACN 1761530)
GT Funding No6 Ltd Partnership(NSWLP 00000537)	GT Investments No 3 Pty Ltd(ACN 126 767 931)
GT Operating No.2 Pty Limited(ACN 100 915 517)	GT Operating No4 Pty Ltd(ACN 121 276 088)
Harboard Beach Pty Ltd(ACN 123 178 450)	Hemisphere Lane Pty Ltd(ACN 100 915 400)
Homepath Pty Limited (ACN 081 986 530)	IWL Limited(ACN 078 119 212)
Jacques Martin Administration and Consulting Pty Limited(ACN 006 787 748)	Kiwi Income Properties Limited
Kiwi Property Management Limited	Lily Pty Ltd(ACN 124 503 117)
Loft No 3 Pty Ltd(ACN 118 488 234)	Luca Limited Partnership
M-Land Pty Ltd(ACN 106 099 923)	Medallion Series Trust 2006 I G
Medallion Trust Series 2003-1G	Medallion Trust Series 2004-1G
Medallion Trust Series 2005-1G	Medallion Trust Series 2005-2G
Medallion Trust Series 2007 4P	Medallion Trust Series 2007 5P
Medallion Trust Series 2007-1G	Medallion Trust Series 2008-1R
MIS Funding No1 Pty Limited(ACN 119 268 905)	National Bank of Fiji Limited
Newport Limited	Padang Pty Ltd(ACN 106 099 496)
Pavillion and Park Limited	PERLS II Trust (ARSN 107 133 488)
PERLS III Trust (formally Preferred Capital Limited)	Pontoon (Funding)PLC
Prime Investment Entity Limited(ACN 065 915 139)	PT Astra CMG Life
PT Bank Commonwealth	Securitisation Advisory Services Pty Ltd(ACN 064 133 946)
Series 2001-IG Medallion Trust	Series 2002-IG Medallion Trust

Share Investments Pty Limited(ACN 010 035 837)	SHIELD Series 21
SHIELD Series 50	Sovereign Group Limited
Sovereign Limited	Sparad (No. 24) Pty Limited (ACN 057 975 087)
Watermark Limited	

End of Annexure A

Annexure B

This is the annexure mark B referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 11/12/2008

John Damien Hatton — Company Secretary

Colonial First State Investment Limited (2)

Date	Registered Company	Transaction type	Quantity	Consideration
29 Sep 2008	Brown Brothers Harriman	SELL	-4654	-1538
30 Sep 2008	Brown Brothers Harriman	SELL	-45346	-14280
01 Oct 2008	Brown Brothers Harriman	SELL	-50000	-15601
02 Oct 2008	Brown Brothers Harriman	SELL	-12840	-3970
10 Oct 2008	Brown Brothers Harriman	SELL	-37160	-9652
20 Oct 2008	Brown Brothers Harriman	SELL	-31000	-7496
21 Oct 2008	Brown Brothers Harriman	SELL	-50000	-11182
22 Oct 2008	Brown Brothers Harriman	SELL	-50000	-10883
23 Oct 2008	Brown Brothers Harriman	SELL	-75000	-15778
24 Oct 2008	Brown Brothers Harriman	SELL	-50000	-10289
27 Oct 2008	Brown Brothers Harriman	SELL	-41043	-8282
29 Oct 2008	Brown Brothers Harriman	SELL	-75482	-14705
03 Nov 2008	Brown Brothers Harriman	SELL	-120000	-27148
04 Nov 2008	Brown Brothers Harriman	SELL	-50000	-12170
05 Nov 2008	Brown Brothers Harriman	SELL	-70000	-21171
25 Nov 2008	Brown Brothers Harriman	SELL	-8000	-2234
28 Nov 2008	Brown Brothers Harriman	SELL	-35990	-9707
02 Dec 2008	Brown Brothers Harriman	SELL	-20000	-4988
04 Dec 2008	Brown Brothers Harriman	SELL	-64000	-15111
05 Dec 2008	Brown Brothers Harriman	SELL	-85000	-22180

08 Dec 2008	Brown Brothers Harriman	SELL	-23500	-5797
09 Dec 2008	Brown Brothers Harriman	SELL	-44247	-10941
10 Dec 2008	Brown Brothers Harriman	SELL	-22500	-5387
11 Dec 2008	Brown Brothers Harriman	SELL	-50000	-12469
Total			**-1115762**	**-272959**
Entity Total			**-1115762**	**-272959**

Colonial First State Investment Limited (1)

Date	**Registered Company**	**Transaction type**	**Quantity**	**Consideration**
02 Sep 2008	Goldman Sachs (Asia) L.L.C.	SELL	-662500	-231758
03 Sep 2008	Goldman Sachs (Asia) L.L.C.	SELL	-115000	-39622
04 Sep 2008	Goldman Sachs (Asia) L.L.C.	SELL	-50000	-14524
05 Sep 2008	Goldman Sachs (Asia) L.L.C.	SELL	-160000	-43395
08 Sep 2008	Goldman Sachs (Asia) L.L.C.	SELL	-125000	-35100
09 Sep 2008	Goldman Sachs (Asia) L.L.C.	SELL	-25000	-6983
10 Sep 2008	Goldman Sachs (Asia) L.L.C.	SELL	-182500	-46822
11 Sep 2008	Goldman Sachs (Asia) L.L.C.	SELL	-97596	-24338
12 Sep 2008	Goldman Sachs (Asia) L.L.C.	SELL	-320380	-79895
15 Sep 2008	Goldman Sachs (Asia) L.L.C.	SELL	-200000	-52828
16 Sep 2008	Goldman Sachs (Asia) L.L.C.	SELL	-100000	-24449
18 Sep 2008	Goldman Sachs (Asia) L.L.C.	SELL	-962024	-256122
Total			**-3000000**	**-855836**
Entity Total			**-3000000**	**-855836**

Grand Total	**-4115762**	**-1128792**

End of Annexure B